FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or the "Company")

JSE, NYSE, NASDAQ Dubai - Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that all the ordinary resolutions
and the special resolution were duly passed by the
requisite majority of votes at the Company's Annual General
Meeting held on Tuesday, 2 November 2010 at 10h00.

The special resolution for the Acquisition of Company's own
shares, will be lodged with the Registrar of Companies in
due course.

RESULTS OF SPECIAL GENERAL MEETING TO APPROVE THE BLACK ECONOMIC EMPOWERMENT ("BEE") TRANSACTIONS

The BEE transactions were approved at the general meeting
by an overwhelming majority of 99.8% of the 85% of
shareholders who voted.

Gold Fields new chair, Dr Mamphela Ramphele, who took over
the role from Alan Wright at the conclusion of today's AGM,
said in her remarks that the BEE deals approved today "set
a benchmark for the nature and structuring of empowerment
transactions. With the approval of these transactions, the
shareholders of Gold Fields have ensured that South African
employees of Gold Fields will also be shareholders of this
Company".

The special resolution for approval of financial assistance
by the Company and GFI Mining South Africa (a major
subsidiary of Gold Fields), in terms of Section 38 (2A)(b)
of the Companies Act No. 61 of 1973, as amended, will be
lodged with the Registrar of Companies in due course.

2 November 2010
Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 November 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs